02022347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION
RECEIVED
MAY 31 2002
WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LARA, SHULL & MAY, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 TOWERS CRESCENT DRIVE, SUITE 160
(No. and Street)

VIENNA	VA	22182-2700
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. RONALD LARA (703) 827-2300
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS, MEEGAN, DRURY & COMPANY, L.L.C.
(Name – *if individual, state last, first, middle name*)

4800 HAMPDEN LANE, 9TH FLOOR,	BETHESDA,	MD	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Frank T. Shull, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LARA, SHULL & MAY, LTD., as of MARCH 31, 2002 & MARCH 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

Notary Public

My Comm. Exps 4/7, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXX. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARA, SHULL & MAY, LTD.

FINANCIAL STATEMENTS

WITH SUPPLEMENTARY INFORMATION

AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2002 AND 2001

TABLE OF CONTENTS

WATKINS, MEEGAN, DRURY & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
4800 HAMPDEN LANE, 9TH FLOOR
BETHESDA, MARYLAND 20814-2932
(301) 654-7555
FAX (301) 656-9115
WWW.WMDCO COM

Independent Auditors' Report

To the Board of Directors
Lara, Shull & May, Ltd.
Vienna, Virginia

We have audited the accompanying statements of financial condition of Lara, Shull & May, Ltd., as of March 31, 2002 and 2001, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lara, Shull & May, Ltd., as of March 31, 2002 and 2001, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Watkins, Meegan, Drury & Company, L.L.C.

Bethesda, Maryland
May 17, 2002

LARA, SHULL & MAY, LTD.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	March 31, 2002	March 31, 2001
Cash and Cash Equivalents	$ 169,654	$ 54,974
Certificate of Deposit	9,478	9,082
Securities Owned, Not Readily Marketable	-	72,100
Receivables from Clearing Organization and Others	259,145	261,545
Advances to Employees	-	12
Deposit with Clearing Organization	25,000	25,000
Property and Equipment, Net	44,819	50,622
Security Deposits	500	-
	$ 508,596	$ 473,335

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Accounts Payable, Trade	$ 16,160	$ 11,697
Note Payable	8,017	-
Commissions Payable	150,018	166,757
Income Taxes Payable	4,002	987
Deferred Income Taxes	21,950	18,473
	200,147	197,914
Stockholders' Equity		
Common Stock, $1 Par Value, 5,000 Shares Authorized, 240 Shares Issued and Outstanding	240	222
Paid-In Capital in Excess of Par	76,043	64,694
Retained Earnings	232,166	210,505
	308,449	275,421
	$ 508,596	$ 473,335

The Accompanying Notes Are An Integral Part Of These Financial Statements

LARA, SHULL & MAY, LTD.

STATEMENTS OF INCOME (LOSS)

	Year Ended March 31, 2002	2001
REVENUES		
Commissions and Investment Advisory Fees	$ 2,127,219	$ 2,036,305
Interest	28,558	73,661
Other Income	851	9,341
	2,156,628	2,119,307
EXPENSES		
Books and Subscriptions	2,245	2,463
Clearing Costs	53,358	54,216
Commissions	1,170,371	1,288,486
Computer	19,673	22,020
Contributions	860	3,000
Delivery	355	418
Depreciation and Amortization	13,477	13,377
Dues	4,664	2,453
Entertainment and Travel	33,428	43,952
Insurance	63,752	51,733
Interest	1,796	-
Marketing and Advertising	28,742	28,976
Miscellaneous	10,840	10,870
Postage	14,437	9,855
Printing and Stationery	12,006	8,162
Professional Services	37,283	52,161
Quote/Information Services	11,237	14,529
Regulatory Dues and Fees	12,545	13,398
Rent	115,661	105,478
Retirement Plans	11,177	11,252
Salaries	438,505	434,059
Supplies	9,831	8,435
Taxes and Licenses	9,695	9,106
Taxes, Payroll	25,987	26,205
Telephone	22,596	21,389
Temporary Employment and Fees	5,575	2,527
	2,130,096	2,238,520
INCOME (LOSS) BEFORE INCOME TAXES	26,532	(119,213)
INCOME TAX EXPENSE (BENEFIT)	4,871	(40,774)
NET INCOME (LOSS)	$ 21,661	$ (78,439)

The Accompanying Notes Are An Integral Part Of These Financial Statements

LARA, SHULL & MAY, LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED MARCH 31, 2002 AND 2001

	Common Stock	Paid-In Capital in Excess of Par	Retained Earnings	Total
BALANCE, April 1, 2000 (as restated)	$ 210	$ 49,548	$ 288,944	$ 338,702
ISSUANCE OF 12 SHARES OF COMMON STOCK (as restated)	12	15,146	-	15,158
NET LOSS (as restated)	-	-	(78,439)	(78,439)
BALANCE, March 31, 2001 (as restated)	222	64,694	210,505	275,421
ISSUANCE OF 18 SHARES OF COMMON STOCK	18	11,349	-	11,367
NET INCOME	-	-	21,661	21,661
BALANCE, March 31, 2002	$ 240	$ 76,043	$ 232,166	$ 308,449

The Accompanying Notes Are An Integral Part Of These Financial Statements

LARA, SHULL & MAY, LTD.

STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2002	Year Ended March 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 21,661	$ (78,439)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities		
Depreciation and Amortization	13,477	13,377
Deferred Income Taxes	3,477	(43,471)
Issuance of Common Stock As Compensation	11,367	15,158
Change in:		
Receivables from Ciearing Organization and Others	2,400	157,789
Advances to Employees	12	3,094
Security Deposits	(500)	-
Accounts Payable, Trade	4,463	6,218
Commissions Payable	(16,739)	(44,454)
Income Taxes Payable	3,015	(758)
Net Cash Provided by Operating Activities	42,633	28,514
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Certificate of Deposit	(396)	(494)
Purchase of Securities Owned	-	(72,100)
Sale of Securities Owned	72,100	-
Purchase of Property and Equipment	(7,674)	(10,460)
Net Cash Provided by (Used in) Investing Activities	64,030	(83,054)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on Note Payable, Net	8,017	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	114,680	(54,540)
BEGINNING CASH AND CASH EQUIVALENTS	54,974	109,514
ENDING CASH AND CASH EQUIVALENTS	$ 169,654	$ 54,974
SUPPLEMENTAL DISCLOSURES		
Interest Paid	$ (1,796)	$ -
Income Taxes Paid	$ (100)	$ (3,455)

The Accompanying Notes Are An Integral Part Of These Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Lara, Shull & May, Ltd. (the Company), was incorporated in the Commonwealth of Virginia on March 17, 1981. The Company provides a securities brokerage service for its clients, but does not clear its own transactions or hold customer funds or securities. The Company also provides investment and financial planning services and insurance and annuity products. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Securities Transactions

Securities transactions executed by the Company, as an agent for the customer, are not reflected in the statements of financial condition unless the transaction fails to settle on the contracted settlement date. The commission income and related expenses from these types of transactions are recorded on a trade-date basis.

Securities transactions executed by the Company, for the Company's own use, are recorded on a trade-date basis.

Investment Advisory Fees

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash in bank, cash used for trading activities, and cash invested in money market funds. Amounts not covered by FDIC insurance totalled $196,360 at March 31, 2002.

Securities Owned, Not Readily Marketable

During the fiscal year ended March 31, 2001, the Company purchased 4,300 shares of common stock and 1,200 exercisable warrants of The Nasdaq Stock Market, Inc. The security was recorded at cost which management believed approximated fair market value. The equity security was not readily marketable and its resale was contractually limited.

During the fiscal year ended March 31, 2002, the Company sold 4,300 shares of common stock and 1,200 exercisable warrants of The Nasdaq Stock Market, Inc., to one of its stockholders at cost.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line and accelerated methods over the estimated useful lives of the related assets, which ranges primarily from five to seven years. Leasehold improvements are amortized over 39 years.

Subordinated Borrowings

There are no liabilities subordinated to the claims of general creditors as of March 31, 2002 and 2001.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $28,742 and $28,976 for the years ended March 31, 2002 and 2001, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rate, which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

Deferred income taxes are provided for temporary differences in reporting income for financial statement and income tax purposes arising from the different methods of accounting. For tax purposes, income and expenses are reported on the cash basis. In addition, deferred income taxes are also provided as necessary for differences in depreciation methods.

NOTE 3 - RECEIVABLES FROM AND PAYABLE TO CLEARING ORGANIZATION AND OTHERS

Amounts receivable from and payable to the clearing organization and others consist of the following:

	Receivable	Payable
At March 31, 2002		
Receivable from Clearing Organization	$ 44,332	$ -
Fees and Commissions Receivable/ Payable	214,813	150,018
	$ 259,145	$ 150,018
At March 31, 2001		
Receivable from Clearing Organization	$ 12,400	$ -
Fees and Commissions Receivable/ Payable	249,145	166,757
	$ 261,545	$ 166,757

NOTE 4 - DEPOSIT WITH CLEARING ORGANIZATION

A noninterest-bearing deposit of $25,000 is required by an agreement between the Company and Dain Correspondent Services. This amount is to remain on deposit as security for all transactions as long as the Company maintains its clearing account.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	March 31, 2002	March 31, 2001
Furniture and Equipment	$ 101,058	$ 93,384
Leasehold Improvements	19,059	19,059
	120,117	112,443
Less Accumulated Depreciation and Amortization	75,298	61,821
	$ 44,819	$ 50,622

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $258,553, which was $158,553 in excess of its required net capital of $100,000. At March 31, 2001, the Company had net capital of $151,562, which was $51,562 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .69 to 1 at March 31, 2002, and 1.18 to 1 at March 31, 2001.

NOTE 7 - NOTE PAYABLE

During the year ended March 31, 2002, the Company borrowed $11,999 from Provident Bank to fund marketing expenditures. The loan accrues interest monthly at 8.24 percent and requires variable monthly payments based upon the outstanding loan balance. Subsequent to March 31, 2002, the loan was paid in full.

NOTE 8 - RETIREMENT PLANS

The Company maintains a profit sharing retirement plan for the benefit of employees who meet certain age and service requirements. Contributions to the plan are determined by the Board of Directors. Contributions to the plan were $-0- for the years ended March 31, 2002 and 2001.

Effective April 1, 1998, the Company adopted a Simple IRA plan (the Plan) covering all employees. Under the terms of the Plan, the employees are eligible to make contributions to the Plan. In addition, the Company is required to make a nonelective contribution equal to two percent of employee's compensation. Contributions to the Plan were $11,177 and $11,252 for the years ended March 31, 2002 and 2001, respectively.

NOTE 9 - INCOME TAX EXPENSE (BENEFIT)

The provision for income taxes as reflected in the statements of income (loss) consists of the following:

	Year Ended March 31,	
	2002	2001
Current		
Federal	$ 973	$ 1,877
State	421	820
	1,394	2,697
Deferred		
Federal	2,924	(37,177)
State	553	(6,294)
	3,477	(43,471)
	$ 4,871	$ (40,774)

The net deferred tax liability consists of the following:

Federal		
Deferred Tax Liability Relating to Taxable Temporary Differences	$ 16,623	$ 13,699
State		
Deferred Tax Liability Relating to Taxable Temporary Differences	5,327	4,774
	$ 21,950	$ 18,473

NOTE 10 - LEASES

The Company has entered into operating leases for office and storage space. The terms range from one month to five years and expire through 2007. The Company is also required to provide the landlord with a $13,500 letter of credit to secure the Company's payment and performance of its obligations. The rent expense, including their proportionate share of operating expenses and real estate taxes, was $115,661 in 2002 and $105,478 in 2001.

Approximate future minimum lease payments are as follows:

Year Ending March 31,	
2003	$ 159,620
2004	163,200
2005	168,085
2006	173,134
2007	178,318
Thereafter	29,864
	$ 872,221

NOTE 11 - RELATED PARTIES

During the years ended March 31, 2002 and 2001, the Company paid commissions of $346,789 and $634,159, respectively, to E. Ronald Lara, Inc. (ERL, Inc.). ERL, Inc., is a corporation owned by the Company's stockholder.

NOTE 12 - BUY-SELL AGREEMENT

Lara, Shull & May, Ltd., has entered into a Buy-Sell Agreement with its stockholders. The agreement sets forth the procedures which must be followed with respect to the sale or transfer of any shares of Lara, Shull & May, Ltd.'s stock in the event of death, disability, retirement, or termination of a stockholder. In summary, Lara, Shull & May, Ltd., maintains the right to purchase the shares, before all others, at an agreed upon value. The value varies depending upon the event causing the share repurchase, as well as the stockholder selling the shares.

NOTE 13 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in providing its services in which counterparties primarily include a clearing organization, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 14 - PRIOR PERIOD ADJUSTMENT

During the years ended March 31, 2001 and 2000, the Company erroneously recorded the issuance of common stock at par value rather than fair market value. To correct this error, the Company has restated certain balances in the accompanying financial statements as noted below:

	As Originally Stated	As Restated
Paid-In Capital in Excess of Par, March 31, 2000	$ 40,800	$ 49,548
Retained Earnings, March 31, 2000	$ 297,692	$ 288,944
Net Loss for the Year Ended March 31, 2001	$ (63,293)	$ (78,439)
Paid-In Capital in Excess of Par, March 31, 2001	$ 40,800	$ 64,694
Retained Earnings, March 31, 2001	$ 234,399	$ 210,505

LARA, SHULL & MAY, LTD.

SUPPLEMENTARY INFORMATION

MARCH 31, 2002 AND 2001

LARA, SHULL & MAY, LTD.

INFORMATION RELATING TO THE COMPUTATION FOR DETERMINATION OF

RESERVE REQUIREMENTS AND INFORMATION RELATING

TO POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15c3-3

MARCH 31, 2002 AND 2001

The Company claims exemption from the possession or control requirements pursuant to Rule 15c3-3 and from the computation for determination of reserve requirements pursuant to Rule 15c3-3. The exemption is claimed as a result of the Company meeting the requirements of Section K(2)(i) and Section K(2)(ii).

See Independent Auditors' Report

LARA, SHULL & MAY, LTD.

COMPUTATIONS OF NET CAPITAL

PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	March 31, 2002	March 31, 2001
NET CAPITAL		
Total Stockholders' Equity Qualified for Net Capital	$ 308,449	$ 275,421
Deductions and/or Charges:		
Nonallowable Assets		
Petty Cash	(116)	(116)
Securities, Not Readily Marketable	-	(72,100)
Advances to Employees	-	(12)
Property and Equipment, Net	(44,819)	(50,622)
Security Deposits	(500)	-
NASD CRD Deposit	(1,182)	-
NET CAPITAL, BEFORE HAIRCUTS ON SECURITIES POSITIONS	261,832	152,571
HAIRCUTS ON SECURITIES POSITIONS		
Money Market Fund (Cash Equivalent)	(3,279)	(1,009)
NET CAPITAL	$ 258,553	$ 151,562
AGGREGATE INDEBTEDNESS		
Accounts Payable, Trade	$ 16,160	$ 11,697
Note Payable	8,017	-
Commissions Payable	150,018	166,757
Income Taxes Payable	4,002	987
	$ 178,197	$ 179,441
RATIO: Aggregate Indebtedness to Net Capital	.69 to 1	1.18 to 1

See Independent Auditors' Report

LARA, SHULL & MAY, LTD.

RECONCILIATIONS OF NET CAPITAL

PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

	March 31, 2002	March 31, 2001
Net Capital Per Focus Report	$ 262,132	$ 152,389
Net Capital Per Financial Statements	258,553	151,562
Difference	$ 3,579	$ 827
Difference in Cash and Cash Equivalents	$ 499	$ -
Haircut of Securities Not Reported on Focus Report	3,080	827
Difference	$ 3,579	$ 827

The Focus Reports for the quarters ended March 31, 2002 and 2001, were amended on May 22, 2002 and May 17, 2001, respectively, to incorporate the adjustments made during the independent audit of the March 31, 2002 and 2001, financial statements.

See Independent Auditors' Report

WATKINS, MEEGAN, DRURY & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
4800 HAMPDEN LANE, 9TH FLOOR
BETHESDA, MARYLAND 20814-2932
(301) 654-7555
FAX (301) 656-9115
WWW.WMDCO.COM

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Lara, Shull & May, Ltd.
Vienna, Virginia

In planning and performing our audit of the financial statements and supplemental information of Lara, Shull & May, Ltd., for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Lara, Shull & May, Ltd., including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

VIENNA, VA
(703) 761-4848

ANNAPOLIS, MD
(410) 571-7766

WASHINGTON, DC
(202) 775-1616

To the Board of Directors
Lara, Shull & May, Ltd.
Page Two

1. Making the quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control, or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins, Meegan, Drury & Company, L.L.C.

Bethesda, Maryland
May 17, 2002